Exhibit 99.2

Oromin Explorations Ltd.

Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010

AUDITORS' REPORT

To the Shareholders of
Oromin Explorations Ltd.

We have audited the consolidated balance sheets of Oromin Explorations Ltd. as at February 28, 2010 and 2009 and the consolidated statements of operations, deficit, accumulated other comprehensive income (loss) and cash flows for the years ended February 28, 2010, February 28, 2009 and February 29, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2010 and 2009 and the results of its operations and its cash flows for the years ended February 28, 2010, February 28, 2009 and February 29, 2008 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

May 27, 2010

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947  Fax (604) 687-6172

OROMIN EXPLORATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
As at

	February 28 2010	February 28 2009

ASSETS

Current
Cash	$13,104,968	$6,550,450
Receivables	222,815	195,379
Investments (Note 3)	89,843	71,874
Prepaid expenses and deposits	63,855	11,122

Total current assets	13,481,481	6,828,825

Resource properties (Note 5)	54,013,565	40,292,264
Advances to joint venture	36,374	1,787,158
Contractor deposits	274,007	222,372
Equipment and fixtures (Note 4)	163,971	213,463
Performance bond – restricted cash (Note 6)	43,025	24,525

	$68,012,423	$49,368,607

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,700,992	$2,332,359

Shareholders' equity
Capital stock (Note 7)
Authorized
An unlimited number of common shares without par value
Issued and outstanding
102,834,885 common shares (2009 – 66,067,606)	82,876,200	58,528,199
Contributed surplus (Note 7)	11,244,638	8,475,106
Accumulated other comprehensive loss	(281,507)	(299,476)
Deficit	(27,527,900)	(19,667,581)

	66,311,431	47,036,248

	$68,012,423	$49,368,607

Nature and continuance of operations (Note 1)

Commitments (Note 15)

Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

	Year Ended February 28, 2010	Year Ended February 28, 2009	Year Ended February 29, 2008

EXPENSES
Amortization	$50,503	$41,807	$2,803
Filing and transfer agent fees	77,841	133,551	66,157
Office and rent	305,807	200,127	143,179
Professional and consulting fees	345,402	440,404	276,612
Salaries and benefits	679,213	310,719	329,237
Stock-based compensation (Note 8)	2,600,482	4,655,439	627,334
Travel and public relations	327,899	321,277	449,885

	(4,387,147)	(6,103,324)	(1,895,207)

OTHER INCOME (EXPENSE)
Interest income	6,654	379,733	735,172
Foreign exchange gain (loss)	(914,201)	923,267	(204,934)
Project administration fees	344,848	667,112	-
Write-down of oil and gas project (Note 5(b))	(2,910,473)	-	-
Loss on sale of investments (Note 3)	-	(440,973)	(12,679)

	(3,473,172)	1,529,139	517,559

Loss for the year	(7,860,319)	(4,574,185)	(1,377,648)

Other comprehensive income (loss)
Unrealized gain (loss) on investments (Note 3)	17,969	(209,138)	(531,311)
Reversal of unrealized loss on disposal of investments	-	440,973	-

Total comprehensive loss for the year	$(7,842,350)	$(4,342,350)	$(1,908,959)

Basic and diluted loss per common share	$(0.09)	$(0.07)	$(0.02)

Weighted average number of common shares outstanding	88,046,230	65,264,018	56,740,221

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD
CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED
OTHER COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian dollars)

	Year ended February 28, 2010	Year ended February 28, 2009	Year ended February 29, 2008

STATEMENT OF DEFICIT
Balance, beginning of year	$(19,667,581)	$(15,093,396)	$(13,715,748)
Loss for the year	(7,860,319)	(4,574,185)	(1,377,648)

Balance, end of year	$(27,527,900)	$(19,667,581)	$(15,093,396)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year	$(299,476)	$(531,311)	$-
Unrealized gain (loss) on investments (Note 3)	17,969	(209,138)	(531,311)
Reversal of unrealized losses on disposal of investments	-	440,973	-

Balance, end of year	$(281,507)	$(299,476)	$(531,311)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year Ended February 28, 2010	Year Ended February 28, 2009	Year Ended February 29, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(7,860,319)	$(4,574,185)	$(1,377,648)
Items not affecting cash:
Amortization	50,503	41,807	2,803
Non-cash portion of foreign exchange (gain) loss	38,167	(70,725)	12,957
Stock-based compensation	2,600,482	4,655,439	627,334
Loss on sale of investments	-	440,973	12,679
Write-down of oil and gas project	2,910,473	-	-

Changes in non-cash working capital items:
Decrease (increase) in receivables	(60,521)	42,693	(98,963)
Increase in prepaid expenses and deposits	(52,733)	(6,250)	-
Increase (decrease) in accounts payable and accrued liabilities	(1,715,398)	751,381	1,248,244

Net cash provided by (used in) operating activities	(4,089,346)	1,281,133	427,406

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	26,901,222	693,098	24,625,466
Share issue costs	(2,215,727)	-	(1,430,976)
Due to joint venture	-	-	(2,013,143)
Proceeds from sale of investments	-	-	19,379
Proceeds from restricted cash – performance bond	14,585	-	59,539

Net cash provided by financing activities	24,700,080	693,098	21,260,265

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties, net of recoveries	(15,049,075)	(20,225,527)	(11,136,370)
Advances from (to) joint venture	1,083,672	(1,120,046)	-
Contractor deposits	(89,802)	-	(171,465)
Purchase of equipment and fixtures	(1,011)	(218,125)	(32,741)

Net cash used in investing activities	(14,056,216)	(21,563,698)	(11,340,576)

Change in cash	6,554,518	(19,589,467)	10,347,095

Cash, beginning of year	6,550,450	26,139,917	15,792,822

Cash, end of year	$13,104,968	$6,550,450	$26,139,917

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on January 25, 1980 under the Company Act of British Columbia.

The Company is in the business of exploring its resource properties and its current mineral exploration activities are in the pre-production stage. Consequently, the Company defines itself to be in the exploration stage. The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity financings, or generate profitable operations in the future. Management is actively seeking to raise the necessary capital to meet its funding plans.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries and, on a proportionate basis, the accounts of Oromin Joint Venture Group Ltd. The Company’s subsidiaries include Exploraciones Oromin, S.A., which is incorporated under the laws of Argentina, and Sabodala Holding Limited, Irie Isle Limited and Cynthia Holdings Limited, all of which are incorporated under the laws of the British Virgin Islands.

Significant inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to stock-based compensation, the determination of impairment of assets, asset retirement obligations, estimates of useful lives, and the valuation allowance applied to future income tax assets. Actual results may differ from these estimates.

Investments

The Company’s holdings of marketable securities are classified as available-for-sale, with revaluation gains and losses included in other comprehensive income (loss) until the related assets are removed from the balance sheet.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Equipment and fixtures

Equipment and fixtures are recorded at cost less accumulated amortization. Amortization is calculated at the following rates:

Office furniture	Straight line over five years
Computer equipment	Straight line over five years
Leasehold improvements	Straight line over the life of lease

Resource properties

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties whereby exploration and development costs are capitalized and accumulated in cost centres. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, technical consulting costs directly related to exploration and development activities and capitalized financing costs.

Depletion of exploration and development costs and depreciation of production equipment are provided on the unit-of-production method based upon estimated proven oil and gas reserves before royalties in each cost centre, as determined by independent engineers. For purposes of this calculation, reserves and production of natural gas are converted to common units based on their approximate relative energy content. Undeveloped properties are excluded from the depletion calculation until the quantities of proven reserves can be determined. These properties are assessed periodically for impairment. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion.

The Company places a limit on the carrying value of oil and gas properties and other assets, which may be depleted against revenues of future periods (the “ceiling test”). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proven reserves, the lower of cost and market of unproven properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proven and probable reserves, the lower of cost and market of unproven properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease to the carrying amount of the liability and the related long-lived asset. To date the Company does not have any significant asset retirement obligations.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At February 28, 2010, February 28, 2009 and February 29, 2008, the total number of potentially dilutive shares excluded from loss per share was 9,907,071 for 2010, 9,718,000 for 2009 and 12,682,582 for 2008.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the vesting period for the granting of all stock options and direct awards of stock. Fair value is determined using the Black-Scholes option pricing model. Any consideration paid by the option holder to purchase shares is credited to capital stock.

Foreign currency translation

The Company's subsidiaries are considered integrated operations and are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates approximating those in effect on the date of the transaction. Exchange gains or losses arising on translation of foreign currency items are included in operating results.

Foreign currency denominated monetary items are translated at year-end exchange rates. Exchange gains and losses arising on translation are included in operating results.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments – recognition and measurement

The Company classifies its financial instruments into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity instruments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company classifies its cash, restricted cash and contractor deposit as held-for-trading and its investments as available-for-sale. Receivables and amounts due from joint venture are classified as loans and receivables, and accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Comprehensive income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. The Company presents such gains and losses in “other comprehensive income” until it is considered appropriate to recognize them in net earnings.

Capital disclosures

Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, “Capital Disclosures”, requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. See Note 14 for more details.

Financial instruments

The Company follows CICA Handbook Sections 3862 “Financial Instruments Disclosures” and 3863 “Financial Instruments Presentation”. These sections provide users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. See Note 11 for more details.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…) NEW ACCOUNTING POLICIES

Effective March 1, 2009 the Company adopted the following new accounting pronouncements:

a)

CICA Handbook Section 3064 “Goodwill and intangible assets”, which replaces Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. This new section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.

b)

CICA Handbook Section 3862, “Financial instruments – disclosures” was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;
and,
Level 3	Inputs that are not based on observable market data.

See Note 11 for relevant disclosures.

There was no material impact on the Company’s financial position or results of operations as a result of adopting these new standards.

RECENT ACCOUNTING PRONOUNCEMENTS

Business combinations

In January 2009, the CICA issued the new Handbook Section 1582 “Business combinations”, (“Section 1582”), Section 1601 “Consolidated financial statements” (“Section 1601”) and Section 1602 “Non-controlling interests” (“Section 1602”), which replace CICA Handbook Section 1581 “Business combinations” and Section 1600 “Consolidated financial statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after March 1, 2011. Early adoption of the standard is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning March 1, 2011. Early adoption of this standard is permitted. If the Company chooses to early adopt any one of these new sections, the other two sections must also be adopted at the same time.

International Financial Reporting Standards

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing March 1, 2011, and will present its first IFRS-based financial statements for its interim fiscal quarter ending May 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform with IFRS of the Company’s balance sheets at both February 28, 2010 and 2011.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

RECENT ACCOUNTING PRONOUNCEMENTS (cont’d…)

International Financial Reporting Standards (cont’d…)

The Company has commenced the diagnostic phase of planning for the implementation of IFRS. It has determined that the principal areas of impact will be IFRS 1 – first time adoption; presentation of financial statements; property, plant and equipment; asset retirement obligations; impairment of assets; and share-based payments. The Company expects its detailed analysis of relevant IFRS requirements and of IFRS 1 will be complete by the end of its second fiscal quarter August 31, 2010, along with its determination of changes to accounting policies and choices to be made. The Company has not yet reached the stage where a quantified impact of conversion on its financial statements can be measured. The Company expects to complete its quantification of financial statement impacts by the end of its third fiscal quarter November 30, 2010.

3.	INVESTMENTS

At February 28, 2010 investments consisted of 1,197,906 shares of Lund Gold Ltd. (“Lund”) acquired in 2007 at a fair value of $371,352 was written down by $83,855 during the year ended February 29, 2008, by a further $215,623 during the year ended February 28, 2009 and written up by $17,969 during the year ended February 28, 2010 to reflect fair values at those dates. These fair value adjustments have been charged or credited to comprehensive income (loss). The Lund shares trade on the TSX Venture Exchange and fair values are readily determinable from this active public market. Lund is related to the Company, having a number of directors in common.

During the year ended February 28, 2009, the Company delivered 750,000 shares of Surge Global Energy Inc. (“Surge”) with a fair value of $81,650 as partial consideration for the acquisition from Surge of a 17.52% interest in the Santa Rosa oil and gas project as described in Note 5(b). The shares had a fair value of $75,165 at February 29, 2008 and the increase in fair value of $6,485 to the date of disposition was credited to other comprehensive loss. During fiscal 2008, 144,500 shares were sold resulting in a net realized loss of $12,679 charged to the statement of operations. A reduction in fair value of $447,458 during the year ended February 29, 2008 was charged to the statement of comprehensive loss. The Surge shares trade on the NASD Over the Counter Bulletin Board and fair values are readily determinable from this active public market.

4.	EQUIPMENT AND FIXTURES

		2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Leasehold improvements	$197,521	$68,827	$128,694	$197,521	$29,322	$168,199
Office furniture	52,067	17,935	34,132	51,056	7,623	43,433
Computer equipment	2,289	1,144	1,145	2,289	458	1,831

	$251,877	$87,906	$163,971	$250,866	$37,403	$213,463

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

5.	RESOURCE PROPERTIES

The Company changed the name of its gold project in Sénégal from “Sabodala” to “OJVG”.

	OJVG, Sénégal	Santa Rosa, Argentina	Total

Balance, February 29, 2008	$19,924,177	$1,322,329	$21,246,506

Acquisition costs	-	707,636	707,636
Camp operation	1,692,971	-	1,692,971
Contractors and geological staff	1,375,398	499,254	1,874,652
Corporate advisory fees	1,656,035	-	1,656,035
Drilling	7,189,120	-	7,189,120
Engineering	1,038,643	-	1,038,643
Exploration office	253,658	102,823	356,481
Land and legal	43,243	241,038	284,281
Presumptive minimum tax	-	37,698	37,698
Sample analysis	2,111,989	-	2,111,989
Social programs	274,156	-	274,156
Tenure payments and mineral bonds	-	395,397	395,397
Travel and accommodation	422,760	138,507	561,267
Value added taxes	-	87,962	87,962
Wages and benefits	777,470	-	777,470

	16,835,443	2,210,315	19,045,758

Balance, February 28, 2009	36,759,620	3,532,644	40,292,264

Acquisition costs	-	10,429	10,429
Camp operation	1,259,293	-	1,259,293
Contractors and geological staff	1,359,980	-	1,359,980
Corporate advisory fees	1,471,098	-	1,471,098
Drilling	5,505,783	282,604	5,788,387
Engineering	3,356,423	-	3,356,423
Exploration office	463,861	30,529	494,390
Land and legal	91,250	49,617	140,867
Presumptive minimum tax	-	26,330	26,330
Sample analysis	1,199,422	-	1,199,422
Social programs	217,372	5,655	223,027
Travel and accommodation	468,752	8,119	476,871
Value added taxes	-	67,579	67,579
Wages and benefits	757,678	-	757,678

	16,150,912	480,862	16,631,774

	52,910,532	4,013,506	56,924,038

Writedown of carrying costs	-	(2,910,473)	(2,910,473)

Balance, February 28, 2010	$52,910,532	$1,103,033	$54,013,565

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

5.	RESOURCE PROPERTIES (cont’d…)

The Company holds its exploration rights to the OJVG and Santa Rosa projects by way of rights granted by the sovereign governments of the jurisdictions in which they are located. The Company has investigated the status of its rights in and to each of its resource properties and, to the best of its knowledge, these rights are in good standing.

The Company’s oil and gas assets, namely the Santa Rosa property, are unproved and as such there is no basis on which to recognize depletion.

a)	OJVG, Sénégal

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project (renamed the “OJVG Project”), and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention granted the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital, held in favour of the government of Sénégal. The OJVG Project was subsequently transferred by the Company to Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs. In order to acquire its interest in the OJVG Property, OJVG was obliged to spend at least US$8 million on exploration of the OJVG Property by April 17, 2007, a condition which was met in October 2006. In March 2007 the Government of Sénégal granted a 20 month extension, to December 2008, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period. This expenditure has been met. In December 2008 the Government of Sénégal granted a further 12 month extension, to December 22, 2009, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the further extension period. This expenditure has been met.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the OJVG Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. During the year ended February 28, 2006, the Company incurred exploration and general and administrative costs as project manager and recovered $3,329,267 (US$2.8 million) from Bendon. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the OJVG Project equally; Badr has a free carried interest through the commencement of production.

On January 25, 2010 OJVG was granted a mining licence for the OJVG Project for a term of fifteen years. This licence allows OJVG to carry out mining operations once feasibility is established. Under the Mining Code of Sénégal, the mining licence must be held by a Sénégalese company and accordingly OJVG is in the process of establishing an operating company under the laws of Sénégal. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest of the Government of Sénégal is fully carried and the government is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

5.	RESOURCE PROPERTIES (cont’d…)

	a)	OJVG, Sénégal (cont’d…)

Pursuant to a series of corporate advisory agreements commencing October 2007 with Bendon, the Company paid Bendon $1,224,622 (US$1,250,000) during the year ended February 29, 2008, $1,656,035 (US$1,500,000) during the year ended February 28, 2009 and $1,360,575 (US$1,250,000) during the year ended February 28, 2010. Effective February 12, 2010 the Company agreed to a renewal of the corporate advisory agreement, and committed to make payments totaling US$2,000,000 for the period February to December 2010. The portion attributable to the month of February 2010 is $110,523 (US$105,000) and is included in the $1,471,098 of corporate advisory fees for the year ended February 28, 2010.

The Company’s proportionate interest in OJVG is summarized as follows:

	2010	2009	2008

ASSETS
Current
Cash	$3,101,247	$204,289	$997,924
Receivables	56,470	77,727	55,182
Prepaid expenses	5,180	-	-

	3,162,897	282,016	1,053,106

Resource properties	49,532,599	34,546,075	18,667,487
Contractor deposits	274,007	222,372	171,465

	$52,969,503	$35,050,463	$19,892,058

LIABILITIES

Current liabilities	$1,080,094	$1,974,501	$1,106,104

SHAREHOLDERS’ EQUITY
Equity	51,314,156	32,863,420	18,760,686
Retained earnings	575,253	212,542	25,268

	51,889,409	33,075,962	18,785,954

	$52,969,503	$35,050,463	$19,892,058

Cash flows provided by (used in):
Operating activities	$400,878	$136,367	$25,268
Financing activities	18,450,736	14,102,734	10,305,734
Investing activities	(15,954,656)	(15,032,736)	(9,333,078)

The Company’s share of OJVG’s income for the years ended February 28, 2010, February 28, 2009 and February29, 2008 was $362,711, $187,274 , and $25,268 respectively.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

5.	RESOURCE PROPERTIES (cont’d…)

	b)	Santa Rosa, Argentina

On September 29, 2000, the Company, through its subsidiary Exploraciones Oromin, S.A. (“EOSA”), submitted a bid to the Secretariat of Energy of the Republic of Argentina (the “Secretariat”) to acquire certain oil and gas rights in the Cuyana Basin of central Argentina. In March 2001, the Secretariat approved the Company’s bid to acquire a 100% interest in those certain oil and gas exploration rights, which are located in the Province of Mendoza (the “Santa Rosa Property”). In January 2007 the federal government of the Republic of Argentina agreed to the assumption by the Province of Mendoza of jurisdiction over hydrocarbon resources in the province.

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which formally granted to EOSA the exploration and exploitation rights over the oil and gas concession comprising the Santa Rosa Property. Pursuant to the decree the Company was committed to incur exploration expenditures of US$600,000 by May 1, 2011; this commitment has been met.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered.

Agreements with Surge Global Energy, Inc.

By a series of agreements over the period June 2002 through February 2005 the Company, through its subsidiaries, conveyed an effective 17.52% interest in the Santa Rosa Property to Surge, a corporation whose shares trade on the OTC Bulletin Board market in the United States, in consideration of the payment by Surge during the 2005 fiscal year of US$600,000 in cash and the issue to a subsidiary of the Company of 1,000,000 shares of Surge. The cash payment was translated as $832,680 and the Surge shares ascribed a fair value of $1,377,940 at the time received, and a subsidiary of the Company which indirectly holds the Santa Rosa Project issued common shares to Surge to establish Surge’s agreed 17.52% interest. During the 2007 and 2008 fiscal years the Company sold a total of 250,000 of the Surge shares. A director of the Company served as a director of Surge from August 2002 until April 2007.

Effective March 25, 2008 the Company acquired back from Surge the 17.52% interest in consideration of the payment to Surge of US$600,000 and the delivery to Surge of 1,000,000 of Surge’s shares, of which 750,000 were the balance after the sales described above of the shares originally obtained, and 250,000 were acquired from a director and senior officer of the Company.

Participation interest of Otto Energy Ltd.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Otto Energy Ltd. (“Otto”), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto could acquire up to a 41.24% interest in the Santa Rosa Property, in two stages, by spending up to US$2,297,381 on exploration and development of the project. In December 2008 the LOI was replaced by a joint venture agreement, pursuant to which Otto elected to acquire a 32.48% joint venture interest in the project by paying $1,615,217 in May 2009. A finder’s fee of 75,000 shares was paid and ascribed the value of $63,750 (Note 7).

In July 2009 the joint venture drilled a test well on the project, which did not find hydrocarbons. In December 2009 Otto withdrew from the joint venture and returned its interest in the project to the Company, relieving Otto from further costs of maintaining the Santa Rosa Project. This re-established the Company’s interest to 100%. The joint venture expended a total of $2,939,349 on the Santa Rosa project, of which the net costs attributed to the Company’s interest were $480,862. Net costs attributed to Otto’s interest were $2,458,487 made up of its initial payment of $1,615,217 and additional joint venture billings of $843,270. The Company determined the fair value of the Santa Rosa Project as $1,103,033 and has recognized an impairment charge of $2,910,473 for the year ended February 28, 2010.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

6.	PERFORMANCE BOND – RESTRICTED CASH

The Company has a bond lodged at a bank in Argentina with a value of US$40,875 (2009 – US$19,300) maturing on August 3, 2012. The bond bears interest at the six month LIBOR rate payable semi-annually. This bond was established in 2002 to secure the Santa Rosa property bid in Argentina (Note 5(b)) and is subject to annual releases of US$13,625. In October 2008 agencies of the federal government of Argentina seized US$35,200 as part of a taxation dispute. The Company expected the dispute to be resolved in its favour and accordingly classified the seized funds as a receivable at February 28, 2009. In June 2009 this dispute was resolved and the US$35,200 was restored to the account. In August 2009 the scheduled annual release of US$13,625 plus accrued interest was received.

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

a)

In November 2007, the Company closed a non-brokered private placement of 1,800,000 units and a brokered private placement of 5,400,000 units, all at a price of $2.50 per unit for proceeds of $16,569,024 (net of share issue costs of $1,430,976). Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share at a price of $3.30 per share until November 15, 2009 in the case of 2,700,000 warrants and November 26, 2009 in the case of 900,000 warrants. The Company also issued 540,000 broker compensation warrants with a value of $545,821. Each broker warrant was exercisable for one common share at $2.75 per share until November 15, 2009. The assumptions used for the Black-Scholes valuation of the broker warrants were a risk-free interest rate 4.08%, an expected life of two years, a dividend rate of 0% and an annualized volatility of 62.35%. These warrants expired in November 2009 unexercised.

b)	In June 2009, the Company closed a private placement of 28,571,429 shares at a price of $0.70 per share for proceeds of $18,223,621 (net of share issue costs of $1,776,379).

c)

In December 2009, the Company closed an offering by prospectus of 8,117,850 shares at a price of $0.85 per share for proceeds of $6,228,629 (net of share issue costs of $671,543). The Company also issued 487,071 broker compensation warrants with a value of $169,763. Each broker warrant can be exercised for one common share at $0.85 per share until December 2, 2011. The assumptions used for the Black-Scholes valuation of the broker warrants were a risk-free interest rate 1.13%, an expected life of two years, a dividend rate of 0% and an annualized volatility of 106%.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

	Number of Shares	Amount	Contributed Surplus
Authorized
An unlimited number of common shares no par value

Issued
Balance as at February 28, 2007	50,457,878	$34,635,509	$3,197,435
For cash pursuant to private placement (a)	7,200,000	16,569,024	-
Broker compensation warrants	-	(545,821)	545,821
For cash on exercise of warrants	7,088,705	6,559,166	-
For cash on exercise of stock options	226,000	66,300	-
Transfer from contributed surplus on exercise of stock options	-	40,855	(40,855)
Transfer from contributed surplus on exercise of compensation warrants	-	183,978	(183,978)
Stock-based compensation	-	-	627,334

Balance as at February 29, 2008	64,972,583	57,509,011	4,145,757
For cash on exercise of stock options	1,025,000	554,500	-
For cash on exercise of warrants	70,023	138,598	-
Transfer from contributed surplus on exercise of stock options	-	309,088	(309,088)
Transfer from contributed surplus on exercise of compensation warrants	-	17,002	(17,002)
Stock-based compensation	-	-	4,655,439

Balance as at February 28, 2009	66,067,606	58,528,199	8,475,106
For cash pursuant to private placement (b)	28,571,429	20,000,000	-
For cash pursuant to prospectus offering (c)	8,117,850	6,900,172	-
For cash on exercise of stock options	3,000	1,050	-
For oil and gas property (Note 5(b))	75,000	63,750	-
Share issue costs:
Cash	-	(2,447,921)	-
Broker compensation warrants (c)	-	(169,763)	169,763
Transfer from contributed surplus on exercise of stock options	-	713	(713)
Stock-based compensation	-	-	2,600,482

Balance as at February 28, 2010	102,834,885	$82,876,200	$11,244,638

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

8.	STOCK OPTIONS

The Company has a stock option plan under which it is authorized to grant options to directors, officers, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option granted must not be less than the market price of the Company’s shares. Options granted under the plan typically will vest immediately and are exercisable over five years.

Stock option transactions are summarized as follows:

	2010		2009		2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	5,578,000	$2.50	3,958,000	$1.50	3,624,000	$1.23
Granted	3,945,000	1.12	2,645,000	3.23	560,000	2.80
Exercised	(3,000)	0.35	(1,025,000)	0.54	(226,000)	0.29
Expired	(100,000)	2.60	-		-

Outstanding, end of year	9,420,000	$1.92	5,578,000	$2.50	3,958,000	$1.50
Exercisable, end of year	9,420,000	$1.92	5,578,000	$2.50	3,751,750	$1.43

During fiscal 2010, the Company granted options to acquire 3,945,000 (2009 – 2,645,000; 2008 – 560,000) common shares with a weighted average fair value of $0.66 (2009 - $1.65; 2008 – $1.66) per option, resulting in stock-based compensation being recognized of $2,600,482 (2009 — $4,365,242; 2008 – $627,334). An additional $nil (2009 –$290,197; 2008 – $nil) in stock-based compensation was recognized in respect of the vesting of options granted in prior years.

The following assumptions were used for the Black-Scholes valuation of options granted during the years:

	2010	2009	2008
Risk-free interest rate	2.4 – 2.5%	2.8 – 3.0%	4.2 – 4.6%
Expected life	5 years	2 to 5 years	2 to 5 years
Annualized volatility	70– 71%	54– 78%	62– 82%
Dividend rate	0%	0%	0%

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

8.	STOCK OPTIONS (cont’d	)

As at February 28, 2010, the following stock options were outstanding and exercisable:

Exercise price	Number of options	Expiry date	Number of options subsequently cancelled

$ 0.40	75,000	June 1, 2010	-
0.35	84,000	July 12, 2010	-
0.70	300,000	September 15, 2010	-
2.79	75,000	October 1, 2010	75,000
0.80	100,000	November 22, 2010	-
1.90	1,621,000	February 15, 2011	1,591,000
2.02	20,000	April 21, 2011	20,000
2.13	100,000	May 4, 2011	100,000
2.04	70,000	January 9, 2012	70,000
2.80	200,000	April 20, 2012	200,000
2.91	85,000	May 8, 2012	35,000
2.91	100,000	May 9, 2012	-
3.40	75,000	March 1, 2013	75,000
3.25	2,320,000	March 26, 2013	2,270,000
3.00	250,000	May 14, 2013	100,000
1.12	3,870,000	July 10, 2014	3,585,000
0.90	75,000	October 7, 2014	-

	9,420,000		8,121,000

Effective March 9, 2010 holders of options on a total of 7,721,000 shares agreed to the cancellation of those options. Effective April 30, 2010 options on a total of 400,000 shares expired due to the termination of certain service provider agreements. The total 8,121,000 options subsequently cancelled is set out in the table above.

9.	WARRANTS

Share purchase warrant transactions are summarized as follows:

	2010		2009		2008
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of year	4,140,000	$3.23	8,724,582	$2.67	11,673,287	$1.41
Issued	487,071	0.85	-	-	4,140,000	3.23
Exercised	-	-	(70,023)	1.99	(7,088,705)	0.93
Expired	(4,140,000)	3.23	(4,514,559)	2.17	-	-

Balance, end of year	487,071	$0.85	4,140,000	$3.23	8,724,582	$2.67

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

9.	WARRANTS (cont’d…)

As at February 28, 2010, the following share purchase warrants were outstanding and exercisable:

Number of Warrants	Exercise Price	Expiry Date

487,071	$ 0.85	December 2, 2011

10.	RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	2010	2009	2008

Professional and consulting fees	$396,780	$357,734	$334,024
Salaries and benefits	474,440	258,400	229,153
Share issue cost	232,196	-	-

Professional and consulting fees and salaries and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at February 28, 2010 is $307,434 (February 28, 2009 - $114,938) due to directors and companies with common directors. This amount includes a provision for the income tax cost described below.

As a component of the private placement financing completed in June 2009 a senior officer and director of the Company sold certain free trading shares to an investor and applied the proceeds to take down a portion of the placement. In so doing, the officer and director incurred an income tax cost of $232,196. The Company agreed to reimburse the officer and director for this cost, a necessary component of the success of the financing, and accrued the income tax cost as an amount payable. This amount was paid March 1, 2010.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, receivables, investments, contractor deposit, restricted cash, and accounts payable and accrued liabilities. The balance of restricted cash is not material. Cash is carried at fair value using a level 1 fair value measurement. The carrying values of receivables, contractor deposit, and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity. Investments are recorded at fair value based on quoted market prices at the balance sheet date, which is consistent with level 1 of the fair value hierarchy.

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign currency risk, liquidity risk, equity market risk, interest rate risk and credit risk. The Company’s objective with respect to financial instrument risk management is to minimize potential adverse effects on the Company’s financial position and performance. Management is responsible to the Board of Directors for establishing controls and procedures with the objectives that financial instrument risks are mitigated to acceptable levels.

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash and receivables, the contractor deposit, and a portion of its accounts payable and accrued liabilities in United States dollars (USD), Argentinean pesos, Euros or CFA francs – a currency which has a fixed exchange rate with the Euro. At February 28, 2010 the Company’s exposure to exchange rate changes for the peso, Euro or CFA franc was not material; however, its exposure to exchange rate changes for the USD was $20,027 for each one per cent change, and, accordingly, a ten per cent increase or decrease in the exchange rate of the CAD versus the USD would result in an increase or decrease in foreign exchange gain of $200,270. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 28, 2010 the Company held cash resources of $13,104,968 and had accounts payable and accrued liabilities of $1,700,992 and was able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

Equity market risk

The Company is exposed to equity price risk arising from its investments, which are marketable securities classified as available-for-sale. The Company’s maximum exposure to equity price risk is the carrying value of its investments.

Interest rate risk

The Company’s exposure to interest rate risk is not material. The natures of its financial instruments do not lead to any material risk that their fair values or future cash flows will fluctuate because of changes in market interest rates.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont’d…)

Credit risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations. The Company has no material counter-parties to its financial instruments with the exception of the financial institutions which hold its cash deposits. The Company manages this credit risk by investing its cash in interest-bearing accounts at a major Canadian chartered bank, or, to a lesser extent, at major banks in Sénégal and in Argentina. The Company’s material receivables consist primarily of sales tax receivables due from the federal government of Canada. Because of these circumstances, the Company does not believe it has a material exposure to credit risk.

12.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2010	2009	2008

Loss for the year	$(7,860,319)	$(4,574,185)	$(1,377,648)

Expected income tax recovery	$2,339,036	$1,387,544	$464,067
Stock-based compensation and other permanent differences	(552,359)	(1,490,272)	(221,935)
Effect of reduction in future income tax rates	(226,596)	(96,574)	(521,425)
Change in valuation allowance	(1,560,081)	199,302	279,293

	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2010	2009

Future income tax assets
Resource properties and equipment	$3,872,210	$2,044,763
Non-capital loss carry-forwards	1,537,503	742,031
Share issue costs	636,954	323,764
Other	24,911	79,496

	6,071,578	3,190,054

Less: valuation allowance	(6,071,578)	(3,190,054)

	$-	$-

The Company has non-capital losses of approximately $6,200,000 (2009 – $2,900,000) available for deduction against future years’ taxable income in Canada. These losses, if unutilized, will expire up to 2030. The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other future tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

13.	SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s equipment and resource properties are located in the following geographic areas:

	2010	2009

Sénégal	$52,910,532	$36,759,620
Argentina	1,103,033	3,532,644
Canada	163,971	213,463

	$54,177,536	$40,505,727

14.	CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity. The Company manages its capital structure and makes adjustments to it based on the funds required by and available to the Company. The Company’s objective for capital management is to plan for the capital required to support the Company’s ongoing acquisition and exploration of its mineral properties and to provide sufficient funds for its corporate activities.

The Company’s mineral properties are in the exploration stage. As an exploration stage company, the Company is currently unable to self-finance its operations. The Company has historically relied on equity financings to finance operations. In order to carry out the Company’s planned exploration programs and to pay for administrative costs, the Company will spend its existing working capital and raise additional funds as required. The Company uses a planning and budgeting process to manage its capital requirements.

15.	COMMITMENTS

Lease

Effective April 1, 2009 the Company became a joint party to a lease on its office premises in Vancouver, Canada which terminates May 31, 2013. Jointly with a company related by having a number of common directors, the Company is committed to annual lease payments as follow, for the fiscal years ended February 28 or 29:

2011	231,936	For the 12 month fiscal year
2012	238,901	For the 12 month fiscal year
2013	241,280	For the 12 month fiscal year
2014	60,828	For the three months March 1, 2013 to termination

Corporate advisory agreement

The Company is committed to payments totalling US$2,000,000 pursuant to the 2010 corporate advisory agreement described in Note 5(a). US$500,000 was paid in March 2010 and additional payments of US$500,000 each are due in April, July and October 2010.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		2010	2009	2008

Non-cash operating activities
Accounts payable incurred for resource property expenditures		$1,258,952	$2,110,789	$1,516,482
Performance bond included in receivables		(28,957)	(62,042)	-
Share issue costs included in accounts payable		232,194	-	-

		$1,462,189	$2,048,747	$1,516,482
Non-cash financing activities
Exercise of stock options	$	(713)	$(309,088)	$(40,855)
Contributed surplus allocated to capital stock on exercise of stock options		713	309,088	40,855
Shares issued for resource property		63,750	-	-
Share issue costs incurred through accounts payable		(232,194)	-	-
Broker compensation warrants		169,763	-	545,821
Contributed surplus arising from broker compensation warrants		(169,763)	-	(545,821)
Exercise of broker compensation warrants		-	(17,002)	(183,978)
Contributed surplus allocated to capital stock on exercise of broker compensation warrants		-	17,002	183,978
Performance bond		28,957	62,042	-

		$(139,487)	$62,042	$-
Non-cash investing activities
Resource property expenditures incurred through accounts payable		$(1,258,952)	$(2,110,789)	$(1,516,482)
Resource property expenditures incurred through share issue		(63,750)	-	-
Resource property expenditures incurred through advances to joint venture		-	(667,112)	-
Advances to joint venture for resource property expenditures		-	667,112	-
Investments received (delivered) on disposition (acquisition) of mineral property		-	(81,650)	371,352
Proceeds from acquisition (disposition) of mineral property for investments		-	81,650	(371,352)

		$(1,322,702)	$(2,110,789)	$(1,516,482)

Interest paid during the year		$-	$-	$-
Income taxes paid during the year		-	-	-

17.	SUBSEQUENT EVENTS

A total of 8,121,000 stock options expired between March 9 and April 30, 2010 as set out in Note 8. On March 31, 2010 the Company granted incentive stock options for the acquisition of a total of up to 860,000 common shares exercisable for a five year term expiring March 31, 2015 at the exercise price of $0.65 per share. These options vested immediately with the exception of 150,000 options which vest as to 37,500 shares on each of June 30, September 30 and December 31, 2010 and March 31, 2011.